Filed by KKR & Co. L.P.

Commission File No. 001-34820

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: KKR Financial Holdings LLC

Additional Information for KFN Common Shareholders

In connection with the proposed transaction, KKR & Co. L.P. (“KKR”) currently intends to file a Registration Statement on Form S-4 that will include a proxy statement/prospectus of KKR Financial Holdings LLC (“KFN”). KKR also plans to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the shareholders of KFN at no expense to them. The Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing Investor-Relations@kkr.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following information regarding the proposed transaction was circulated to all KKR personnel.

Transaction Key Messages

What Has Been Announced?

•                  KKR and KFN jointly announced that KKR has agreed to acquire KFN in an all-equity transaction

•                  KFN shareholders are to receive 0.51 common units of KKR for each common share of KFN, implying a $2.6bn value for KFN’s common equity

•                  The transaction has been approved by the boards of directors of both companies.  In KFN’s case, approval was based on the unanimous recommendation of a committee of independent directors of KFN.  The acquisition of KFN was also approved by the independent directors of the general partner of KKR

•                  The transaction is subject to approval by KFN’s shareholders as well as customary regulatory approvals and other customary closing conditions

•                  A date for a shareholder meeting has not been set; however, KFN expects it will take place in the first half of 2014

For KKR Unitholders

•                  Acquisition of a finance business with a complementary and known portfolio of assets and an attractive capital structure

•                  $2.9 billion portfolio principally comprised of:

•                  Leveraged credit through ownership of subordinated and mezzanine notes across a number of CLOs

•                  Special situations

•                  Private Markets strategies including natural resources, commercial real estate and private equity

•                  KKR will preserve KFN’s attractive funding structure, including $1 billion of long-term, largely fixed-rate debt and perpetual preferred securities, all of which will remain obligations of KFN without recourse to any other KKR entity

•                  Additional balance sheet scale to support KKR’s growth initiatives

•                  Since acquiring its balance sheet through the combination with KKR Private Equity Investors L.P. in 2009, KKR has committed over $2.5 billion of capital across strategies including private equity, real estate, energy and special situations

•                  Pro forma for the transaction, KKR’s permanent capital base will increase:

•                  Book value as of September 30, 2013 expected to rise from $7.2 billion to $9.3 billion

•                  Book value per adjusted unit will grow by 13%, from $10.07 to $11.34

•                  Acceleration of KKR’s balance sheet objectives

•                  Greater balance sheet scale

•                  Greater diversification

•                  Increased liquidity

•                  Increase in the yielding assets on the balance sheet

•                  Accretive to size and quality of KKR’s distribution

•                  Distribution of KFN’s realized earnings will meaningfully increase more predictable and recurring component of future KKR distributions

•                  Increases KKR’s total distributable earnings per unit and total distribution per unit

•                  Minimal integration risk as KFN’s assets are already managed by KKR

For KFN Common Shareholders

•                  Significant premium for KFN shareholders as of December 16, 2013 as well as on a trailing 30-day volume-weighted average closing price basis:

•                  35% premium based on KKR and KFN’s closing prices on December 16 (1-day premium)

•                  27% premium based on volume-weighted average price from November 4 to December 16, 2013 (30 trading days)

•                  Multiple of 1.15x KFN’s GAAP book value per common share of $10.42 as of September 30, 2013

•                  Materially enhanced trading liquidity

•                  Over the last 12 months, KKR’s average trading volume has been over $40mm per day vs. approximately $10mm per day for KFN

•                  Ability to participate in value enhancement across KKR’s businesses

•                  Opportunity to participate in the performance of all KKR businesses, including alternative asset management, capital markets and the KKR balance sheet

For Fund LPs

•                  KKR is the external manager of KFN—KFN itself has no employees.  As such, the transaction will have little to no impact on the day-to-day activities of investment professionals within KKR

•                  KKR is focused on driving best-in-class experiences for our fund LPs and a top priority is that our fund LPs’ needs continue to be met

•                  For any given investment opportunity, our first obligation has been, and will continue to be, to serve the interest of our fund LPs before considering any balance sheet investment activity

•      We believe that having a larger capital base will allow us to be a more valuable partner to our fund LPs

•                  Enhances our ability to invest capital alongside our fund LPs, further aligning our interests

•                  Gives us financial flexibility to commit to more and larger transactions in addition to commitments we would anticipate from a specific fund

•                  Enables us to seed new strategies, including through drop-down funds